UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Stock Purchase Agreement

On July 12, 2021,  Sphere 3D Corp. ("Sphere" or the "Company") entered into and closed on a Securities Purchase Agreement (the "Agreement") with two institutional investors (the "Purchasers"), for the issuance of an aggregate of US$10,000,000 worth of a newly established Series G Convertible Preferred Stock of the Company (the "Preferred Stock"), and the issuance to the Purchasers of an aggregate of 2,000,000 warrants to purchase common shares of the Company, which such warrants have a term of three years, and an exercise price of US$4.00 per share (the "Warrant").  The conversion price per share for the Preferred Stock shall be equal to the lower of (1) 80% of the average of the three (3) lowest volume weighted average prices of the common shares during the ten trading days immediately preceding, but not including, a conversion date and (2) US$2.75, subject to adjustment, provided, however, that in no event shall the conversion price be lower than US$1.00 per share or higher than US$2.75 per share, subject to adjustment as set forth therein.  Until the Company obtains the approval of its shareholders to do so, (i) the Preferred Stock can only be converted into a maximum of 4,400,000 common shares and (ii) the Warrant may not be exercised.

The foregoing summary of the terms of the Agreement, the Warrant and the Preferred Stock Certificate of Designation do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

Articles of Amendment

On July 13, 2021, the Company filed Articles of Amendment to create the Series G Preferred Shares (the "Amendment"). The foregoing description is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 99.4 to this Current Report on Form 6-K.

Promissory Note and Security Agreement

On July 6, 2021, Sphere entered into a Promissory Note (the "Note") and Security Agreement with Gryphon Digital Mining, Inc. ("Gryphon"), pursuant to which Sphere loaned Gryphon US$2.7 million in exchange for the Note bearing interest at 9.5% per annum.  The Note is secured by certain assets of Gryphon, as set forth in the Security Agreement.  The principal and interest shall accrue monthly and be due and payable commencing on September 30, 2021, and continuing until and including August 31, 2024.

The foregoing summary of the terms of the Note and the Security Agreement are subject to, and qualified in its entirety by reference to the full text of the Note and the Security Agreement, copies of which are filed hereto as Exhibit 99.5 and Exhibit 99.6, respectively, to this Current Report on Form 6-K.

SUBMITTED HEREWITH

Exhibits

99.1	Form of Purchase Agreement
99.2	Form of Warrant
99.3	Form of Certificate of Designation of Preferences, Rights and Limitations of Series G Convertible Preferred Stock
99.4	Articles of Amendment dated July 13, 2021
99.5	Promissory Note dated July 6, 2021
99.6	Security Agreement dated July 6, 2021

___________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: July 15, 2021	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer